Provident Energy Announces the C$60 Million Acquisition of California Producing Properties and a C$110 Million Bought Deal Financing

NEWS RELEASE NUMBER 27-04                                                                September 13, 2004

All values are in Canadian dollars unless otherwise noted.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today announced its U.S. subsidiary BreitBurn Energy L.P. (BreitBurn) reached an agreement with a private company to acquire properties currently producing approximately 1,400 barrels per day (bbl/d) of medium grade crude oil for C$60 million (US$45 million). The acquisition also includes 9.1 million barrels of Proved Producing reserves and 9.7 million barrels of Proved Plus Probable reserves based on the July 1, 2004 reserve report completed by independent engineers Netherland, Sewell & Associates in accordance with NI 51-101. The properties, which include 5,000 acres of surface acreage, are located in the Santa Maria Basin's Orcutt Field and complement Provident's existing U.S. oil and gas operations in the Los Angeles Basin operated by BreitBurn.

In conjunction with the acquisition, Provident has also entered into an agreement to sell to a syndicate of underwriters co-led by BMO Nesbitt Burns, National Bank Financial and TD Securities 10,100,000 trust units at C$10.95 per trust unit to raise gross proceeds of approximately C$110 million. Provident has also granted the underwriters an option to acquire an additional 1,380,000 trust units at C$10.95 per trust unit for gross proceeds of approximately C$15 million. If the option is exercised in its entirety, the total gross proceeds of the offering would increase to approximately C$125 million. The net proceeds of the issue will be used to fund the U.S. property acquisition and for general corporate purposes including debt reduction. The issue will be a bought underwritten public issue in all provinces of Canada by way of a short form prospectus. The issue will not be offered for sale in the U.S. or internationally. BMO Nesbitt Burns also acted as a financial advisor to Provident with respect to the Orcutt transaction. The transaction is expected to close on or around October 4, 2004.

"The Orcutt property acquisition is consistent with our strategy to expand our production base in the U.S. with quality, mature, long-life assets that provide stable long-term cash flows and low risk optimization potential. BreitBurn has demonstrated its technical competencies and ability to increase the ultimate recovery of original oil in place from mature fields in the Los Angeles Basin. In the Orcutt Field, the BreitBurn team has identified opportunities that have the potential to increase production through improved operating practices, " said Provident President Randy Findlay. "In addition to strengthening Provident's underlying asset base, the equity offering completed in conjunction with this acquisition will finance the acquisition in its entirety, provide additional funds to supplement Provident's fourth quarter capital program, and reduce Provident's overall debt levels."

Transaction Highlights:
-	Located 175 miles northwest of Los Angeles, the Orcutt Field has been in production for over 100 years. With original oil in place of approximately 500 million barrels, cumulative production to date totals 170 million barrels. Acquiring approximately 60 percent of the Orcutt Field, BreitBurn will operate and have an approximate 99.6 percent working interest in the assets acquired.

-	Of the C$60 million paid for the Orcutt properties, C$55.3 million is assigned to the value of the oil properties and C$4.7 million is assigned to the 5,000 acres of surface acreage of which, a certain portion is prospective for future real estate development. Provident is acquiring current oil production of approximately 1,400 bbl/d at a cost of C$39,500 per flowing barrel and C$5.72 per barrel of Proved Plus Probable reserves. Presently, 292 total wells exist, 83 are active producing wells and 59 are active injection wells.

-	Based on current commodity prices, Orcutt well-head netbacks before tax are C$28.50/bbl. The effect of state, federal and withholding tax for BreitBurn's consolidated U.S. operations is expected to be between 12 and 15 percent for 2005. Based on current production levels and BreitBurn's capital budget, Provident estimates BreitBurn's production will be approximately 3,800 boed in the third quarter and combined with Orcutt Field, 6,000 boed in the fourth quarter, and 6,300 boed at year end 2004.

-	The historical annual decline of the Orcutt properties is less than 5 percent resulting in estimated Proved Producing/Total Proved RLI of 17.8 years and 18.5 years on a Proved Plus Probable basis. Combined with Provident's existing Total Proved and Proved Plus Probable reserves (including Olympia, Viracocha and BreitBurn Energy) as of January 1, 2004, the Total Proved and Proved Plus Probable RLIs of the trust are 7.2 and 8.7 years, respectively. The transaction further extends Provident's economic life when combined with Provident's midstream assets.

-	The effects of the acquisition and equity associated with financing the transaction are accretive to key measures including cash flow per unit, reserves per unit, production per unit, and NAV per unit. The financing in its entirety is flat to slightly dilutive to cash flow per unit; however, based on current commodity price assumptions, it will not impact Provident's monthly cash distribution which has been maintained at C$0.12 per unit since November 2003.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a midstream services business. Provident's energy portfolio is located in some of the more stable and predictable producing regions in western Canada and southern California. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Investor and Media Contact: Jennifer Pierce Senior Manager Investor Relations and Communications Phone (403) 231-6736 Email: info@providentenergy.com	Corporate Head Office: 700, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 261-6696 www.providentenergy.com